Exhibit 99.2

Cuprina Holdings (Cayman) Limited Announces Closing of Public Offering

SINGAPORE, September 17, 2026 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“Cuprina” or “the Company”), a biomedical company developing and marketing products for the chronic wounds, infertility, medical waste recycling, and cosmeceuticals sectors, today announced the closing of its previously announced public offering of an aggregate 4,322,489 Class A Ordinary Shares (“the Offering”) at a price of $1.15 per share (“the Offering Price”) to the public, for a total of approximately $4.97 million of gross proceeds to the Company, before deducting underwriting discounts and offering expenses.

The Company has granted the underwriter a 45-day option to purchase up to an additional 648,373 shares of its Class A Ordinary Shares at the Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering (“the Over-allotment”). Assuming that the Over-allotment is exercised, the Company is expected to receive gross proceeds amounting to approximately $5.72 million, before deducting underwriting discounts and commissions and estimated offering expenses.

The Company intends to use net proceeds from the Offering for expansion into new businesses, R&D activities to expand its product offerings, growth and expansion into new markets, building brand awareness, investment in equipment and infrastructure, and working capital and general corporate purposes.

R. F. Lafferty & Co., Inc. (“R. F. Lafferty”), acted as the sole book-running manager for the Offering. Loeb & Loeb LLP, Lee & Lee, Harney Westwood & Riegels Singapore LLP are acting as U.S., Singapore and Cayman Islands legal counsels to the Company, respectively, and Ellenoff Grossman & Schole LLP is acting as U.S. legal counsel to R. F. Lafferty for the Offering.

“We thank our new and existing shareholders for their support in this Offering,” said David Quek, Chief Executive Officer of Cuprina. “The Offering comes at an important stage for the Company, following U.S. FDA 510(k) clearance for MEDIFLY Maggots™ in June. We intend to use the net proceeds as described in our prospectus, including building out our new business collaborations, advancing our wound care pipeline, and expanding into new markets.”

“Chronic wounds remain the core of our business. We believe demand for effective wound care will keep growing as populations age and rates of diabetes, obesity, cardiovascular disease and peripheral vascular disease rise. We also believe our approach, which uses materials derived from natural sources, positions Cuprina to meet that need, and we look forward to updating shareholders on our progress.”

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No: 333-297299) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 15, 2026. The Offering is being made only by means of a prospectus. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. Copies of the final prospectus related to the Offering may be obtained, when available, from R. F. Lafferty & Co., Inc., 40 Wall Street, Suite 3602, New York, NY 10005; (212) 293-9090, or by email at offerings@rflafferty.com. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the infertility, medical waste recycling, and health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https:// www.cuprina.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the gross proceeds of the offering. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg